

10015166



Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

January 26, 2010

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. Superior Plus Announces January 2010 Cash Dividend and Upcoming Events; and

2. Superior Plus Announces a US $125 million Acquisition Expanding its US Refined Fuels Business, Preliminary Unaudited 2009 Year-end Results and an Updated 2010 Outlook.

3. Superior Plus Announces CDN$60 Million Bought Deal Equity Financing and Completion of US$125 Million Acquisition of Griffith Holdings, Inc.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.

dw 2/4



Superior Plus

NEWS

TSX: SPB
Calgary, January 7, 2010

For Immediate Release

Superior Plus Announces January 2010 Cash Dividend and Upcoming Events

January 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of January, 2010 of $0.135 per share payable on February 15, 2010. The record date is January 31, 2010 and the ex-dividend date will be January 27, 2010. Superior's annualized cash dividend rate is currently $1.62 per share.

A summary of Superior's dividends for the year 2009 is detailed below. These dividends are considered to be an eligible dividend for Canadian income tax purposes.

Record Date	Payment Date	Total Dividend
January 31, 2009	February 13, 2009	0.135
February 28, 2009	March 13, 2009	0.135
March 31, 2009	April 15, 2009	0.135
April 30, 2009	May 15, 2009	0.135
May 31, 2009	June 15, 2009	0.135
June 30, 2009	July 15, 2009	0.135
July 31, 2009	August 14, 2009	0.135
August 31, 2009	September 15, 2009	0.135
September 30, 2009	October 15, 2009	0.135
October 31, 2009	November 13, 2009	0.135
November 30, 2009	December 15, 2009	0.135
December 31, 2009	January 15, 2010	0.135 (1)
	2009 Total	**$1.62**

(1) For income tax purposes, the dividend paid on January 15, 2010 will be taxable in 2010.

2009 Fourth Quarter and Year-End Results and Conference Call

Superior expects to release its 2009 fourth quarter and year-end results on Thursday, February 18, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 Fourth Quarter and Year-End Results is scheduled for 8:30 a.m. MST on Friday, February 19, 2010. To participate in the call, dial: 1-888-231-8191. An archived recording of the call will be available for replay until midnight, Friday, March 19, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code 49432834. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events section.

Superior Plus Corp. | 1400, 840 – 7 Avenue SW, Calgary, Alberta T2P 3G2 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

Annual Meeting of Shareholders
Superior's Annual Meeting of Shareholders will be held in the Lecture Theatre of The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 5, 2010 at 2:00 p.m. MST.

About the Corporation
Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, January 20, 2010

For Immediate Release

Superior Plus announces a US $125 million acquisition expanding its US Refined Fuels business, preliminary unaudited 2009 year end results and an updated 2010 outlook

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("**Superior**") is pleased to announce that one of its wholly-owned subsidiaries has entered into a Stock Purchase Agreement to acquire "Griffith Holdings, Inc." (the **"Company"**), a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York for an aggregate purchase price of US$125 million before adjustments for working capital. Closing of the acquisition is subject to customary regulatory and commercial closing conditions and is anticipated to be completed by end of day, January 20, 2010.

For the 12 months ended June 2009, the Company delivered approximately 294.4 million gallons of product to customers within New York state; gross profits were 42% from propane sales, 13% from heating oil, 23% from other fuels, 18% from wholesale activities and 4% from service work. The customer profile of the Company, based on gallons of product sold, is approximately 29% retail and 71% wholesale and dealer related. The Company supports its retail fuel distribution business by providing heating related service work to its propane and heating oil customers.

The Company has 27 branch locations, 26 bulk storage facilities and 3 storage terminals, providing 20 million gallons of storage capacity. It has a well-maintained fleet of approximately 400 delivery and service vehicles and employs approximately 500 non-union employees. The Company's business is complementary to Superior's other operations in New York state.

The Company has an experienced management team which has demonstrated an ability to profitably grow the business both organically and through acquisitions, successfully completing 17 acquisitions since 2000. Superior intends to integrate the Company's management team with Superior's refined fuels business management team.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated that, "We are very pleased to continue to expand our refined fuel distribution and energy services business in the north-eastern United States as part of Superior's growth strategy. The Company's operations in upstate New York are an excellent strategic fit and are complementary to Superior's Canadian propane distribution business, the Sunoco assets purchased on September 30, 2009 and the Griffith Energy Services assets purchased on December 11, 2009. We are excited at the opportunities to increase our product offerings, rationalize our distribution network and generate administration and operational efficiencies once the three acquisitions have been integrated."

The heating oil and propane distribution business is highly fragmented throughout the north-eastern United States and eastern Canada. Superior intends to pursue additional acquisition and consolidation opportunities in the industry, enhance the propane and service offerings within its north-eastern United States refined fuels distribution business, expand heating oil distribution at some of Superior Propane's locations and offer its fixed-price energy services to its propane and heating oil customers.

The transaction is expected to be accretive to Adjusted Operating Cash Flow per share ("**AOCF**") adding approximately $0.05 cents per share based on 2010 forecasted projections. The 12 month adjusted EBITDA of the company up to June 30, 2009 was US$28.7 million, although 2010 results are expected to be lower as the 2009

results benefited from expanded margins as a result of the rapid decrease in oil prices in late 2008. The acquisition of the Company is expected to expand Superior's geographic and market diversification providing additional support for a stable dividend in the future. The acquisition was financed with proceeds from Superior's existing revolving term bank credit facility. Upon closing the acquisition, Superior has approximately $64 million of undrawn credit capacity available under its $570 million syndicated credit. Superior continues to maintain a strong balance sheet as part of its growth strategy.

Preliminary Unaudited 2009 Results

Superior's preliminary unaudited consolidated adjusted operating cash flow for the fourth quarter and fiscal year ended December 31, 2009 are anticipated to be $0.65 and $1.80 per share for 2009 compared to $0.74 and $2.18 per share for the same periods in 2008, respectively.

EBITDA from operations for Superior's businesses for the year ended 2009 is anticipated to be as follows:

(millions of dollars)	Unaudited Actual 2009	2009 Guidance
Superior Energy Services	97.6	104 – 117
Specialty Chemicals	93.0	95 – 105
Construction Products Distribution	22.8	20 – 25

Superior's consolidated outlook for 2009 as provided in the third quarter 2009 Management's Discussion Analysis estimated consolidated AOCF per share for 2009 to be between $1.90 and $2.05 per share. The primary factors impacting reduced 2009 results were:

- Continued impact of the recession on our customers, however improvements are evident;
- The Port Edwards conversion and expansion project did not reach full capacity until near the end of December resulting in no net contribution in the quarter. The facility is now operating above pre-expansion levels;
- Propane distribution and heating oil volumes were down due to warm fall weather and continued reduced economic activity; and
- Propane margins were lower as a result of contract delays in passing through December rapid wholesale price increases to our customers and competitive market pressures.

2010 Financial Outlook Update

Superior expects AOCF per share for 2010 to be between $1.95 and $2.15 per share. Superior's outlook for 2010 as provided in the third quarter 2009 Management's Discussion and Analysis was $2.05 to $2.25 per share. The reduction reflects reduced expectations of EBITDA from operations at Superior's businesses due to the continued impact of the economic recession.

EBITDA from operations for Superior's businesses for the year ended 2010 is anticipated to be as follows:

(millions of dollars)	2010 Guidance
Superior Energy Services	140 – 150
Specialty Chemicals	105 – 115
Construction Products Distribution	40 – 50

Superior Energy Services 2010 EBITDA from operations is expected to increase to $140 - $150 million compared to $97.6 million in 2009. The expected increase is primarily due to the full year benefit to be received from three North East US Energy Services acquisitions completed in the third and fourth quarter of 2009 and an expected improvement in Canadian propane volumes as a result of improved economic conditions.

Specialty Chemicals 2010 EBITDA from operations is expected to be $105 - $115 million compared to $93 million in 2009. The expected increase is primarily due to the completion of the Port Edwards expansion in the fourth quarter of 2009 and an expected increase in sales volumes as a result of improved economic conditions.

Construction Products Distribution 2010 EBITDA from operations is expected to be $40 - $50 million compared to $22.9 million in 2009. The expected increase is primarily due to the full year benefit to be received from the acquisition of Specialty Products Insulation Co. completed in the third quarter of 2009 and an expected marginal improvement in sales volumes throughout the year as a result of improved economic conditions.

Superior's 2010 fixed average interest rate and fixed rate debt are expected to increase due to the full year impact of the closing of Superior's 7.5% convertible debentures and 8.25% senior unsecured debentures in the third quarter and fourth quarter of 2009, respectively, compared to 2009.

See "2010 Financial Outlook Assumptions" for a detailed list of Superior's assumptions related to its 2010 Financial Outlook.

Conference Call

A conference call and webcast for investors, analysts, brokers and media representatives to discuss the acquisition of the Company is scheduled for 7 a.m. MST on Wednesday, January 20, 2010. To participate in the call, dial: 1-888-231-8191. An archived recording of the call will be available for replay until midnight, February 17, 2010. To access the recording, dial: 1-800-642-1687 and enter the pass code 51502099. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Corporate Presentation

A corporate presentation discussing the acquisition of the Company is expected to be posted on Superior's website at www.superiorplus.com under the presentation section.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information related to Superior's consolidated and business segment outlooks, Superior's business strategy including future plans to expand and integrate the Company; the perceived benefits of the acquisition of the Company, future adjusted operating cash flows, future dividends and future interest rate and debt levels. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks relating to the economic recovery, risks associated with the uncertainty associated with accessing capital markets and the operational risks related to the Company which are similar to the risks of Superior's propane and heating oil business and operation risks related to Superior's other businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses,

current business and economic trends, availability and utilization of tax basis, currency, exchange and interest rates, trading data, cost estimates in addition to the 2010 Financial Outlook Assumptions listed below. Readers are cautioned that the following list of assumptions is not exhaustive.

2010 Financial Outlook Assumptions

Corporate

- *The economic conditions in Canada and the United States are expected to improve in 2010 compared to 2009;*
- *Superior continues to attract capital and obtain financing on acceptable terms;*
- *The foreign currency exchange rate is expected to average 1.05 in 2010 on all unhedged foreign currency transactions;*
- *Financial and physical counterparties continue to fulfill their obligations to Superior;*
- *Regulatory authorities do not impose any new regulations impacting Superior;*
- *The 2010 average floating interest rate and floating debt is expected to increase modestly compared to 2009; and*
- *US cash taxes for 2010 are expected to be minimal in 2010 as a result of the tax basis associated with the completion of the Port Edwards project.*

Energy Services

- *Average temperatures across Canada and the north-eastern United States are expected to be consistent with the most recent five-year average;*
- *Total propane and refined fuel sales volumes compared to 2009 are anticipated to increase due to increased economic activity and resulting demand;*
- *Wholesale propane and refined fuel prices will not significantly impact demand for propane and refined fuels and related services; and*
- *Wholesale trading and fixed-price services gross profits will be consistent with 2009 assuming normal volatility in the wholesale markets.*

Specialty Chemicals

- *Supply and demand fundamentals for sodium chlorate will be stronger than in 2009, resulting in increased sales volumes for 2010;*
- *Chloralkali/potassium revenue will be higher than 2009 due to the completion of the expansion of the Port Edwards project in late 2009 and increased economic activity resulting in increased sales volumes for 2010; and*
- *ERCO's average plant utilization for 2010 is expected to be approximately 85-90%.*

Construction Products Distribution

- *Sales volumes in 2010 compared to 2009 are expected to modestly improve due to positive leading indicators in new home residential activity in both Canada and the United States; and*
- *Sales volumes for industrial insulation products in 2010 will be consistent with the prior year while commercial volumes in 2010 will be lower due to reduced commercial economic activity compared to the prior year.*

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

*Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles ("**GAAP**"), adjusted for changes in non-cash working capital and customer acquisition costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under Canadian GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.*

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating divisions. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating businesses may be referred to as EBITDA from operations.

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, January 20, 2010

For Immediate Release

Superior Plus Announces CDN$60 Million Bought Deal Equity Financing and Completion of US$125 Million Acquisition of Griffith Holdings, Inc.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("**Superior**") is pleased to announce that it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters co-led by Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., including CIBC World Markets Inc., BMO Capital Markets and Cormark Securities Inc. for an offering of 4,350,000 common shares at $13.85 per share to raise gross proceeds of approximately $60 million. Closing is expected to occur on or about February 10, 2010 and is subject to customary regulatory approvals, including approval of the Toronto Stock Exchange. Superior has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 652,500 common shares to cover over-allotments. This option is exercisable, in whole or in part, by the underwriters at any time up to 30 days after closing. If the option is exercised in full, the total gross proceeds raised under this offering will be approximately $69 million. Superior intends to use the proceeds of the common share offering to repay existing revolving term bank debt issued in relation to the US$125 million acquisition of Griffith Holdings, Inc., announced on January 20, 2010. The acquisition was initially financed by Superior drawing on its $570 million syndicated credit facility. Upon closing the acquisition and the equity financing, Superior has approximately $124 million of undrawn credit capacity available under its $570 million syndicated credit. Superior continues to maintain a strong balance sheet as part of its growth strategy.

Additionally, Superior is pleased to announce that it has closed the previously announced acquisition of **Griffith Holdings, Inc.**, a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. Superior assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.